Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 17,990,100.27	0.0001531	$ 2,754.28
Fees Previously Paid
	Total Transaction Valuation:	$ 17,990,100.27
	Total Fees Due for Filing:			$ 2,754.28
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 2,754.28
Offering Note
[1]	(1) Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the shares outstanding and net asset value of the Trust as of June 30, 2025. (2) Calculated at $153.10 per $1,000,000 of the Transaction Value.